Mail Stop 4561

June 2, 2009

Charles Liang
President, Chief Executive Officer and Chairman of the Board
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, CA 95131
(408) 503-8000

     Re: **Super Micro Computer, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              File No. 001-33383

Dear Mr. Liang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief